Exhibit 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN MILLIONS)

	Year Ended December 31,
	2011		2012		2013		2014		2015
Earnings
Income from continuing operations before provision for income taxes	$484		$522		$346		$342		$411
Income from equity investees	(49)		(42)		(43)		(48)		(63)
Distributed income from equity investees	40		32		59		29		64
Interest and amortization of deferred finance costs	643		621		613		972		973
Amortization of capitalized interest	3		4		4		4		5
Implicit rental interest expense	61		66		70		108		114

Total earnings	$1,182		$1,203		$1,049		$1,407		$1,504
Fixed Charges
Interest and amortization of deferred finance costs	$643		$621		$613		$972		$973
Capitalized interest	21		24		10		10		16
Implicit rental interest expense	61		66		70		108		114

Total fixed charges	$725		$711		$693		$1,090		$1,103
Ratio of earnings to fixed charges	1.63	x	1.69	x	1.51	x	1.29	x	1.36	x